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                               November 3, 2014

                               VIA EDGAR AND ELECTRONIC MAIL

                               Securities and Exchange Commission
AIG Life and Retirement        Division of Investment Management
1999 Avenue of the Stars       100 F Street N.E.
Los Angeles, CA 91607          Washington, D.C. 20549
www.aig.com
                                    Re:  Separate Account VL-R ("Registrant")
Mallary L. Reznik                        American General Life Insurance Company ("Depositor")
Deputy General Counsel and               AG Platinum Choice VUL
Senior Vice President                    Pre-Effective Amendment on Form N-6
SARM Legal                               File Nos.: 333-196172 and 811-08561
T + 1 310 772 6056
MReznik@sunamerica.com         Ladies and Gentlemen:

                                     On behalf of the Registrant and Depositor, we are transmitting for filing pursuant to the Securities Act of 1933 ("1933 Act"), Pre-Effective Amendment No. 1,
                               which also constitutes Amendment No. 172 under the Investment Company Act of 1940
                               ("1940 Act"), as amended, to Registrant's Form N-6 Registration Statement. The
                               purpose of this filing is to register a new variable universal life insurance policy under the marketing name of AG Platinum Choice VUL.

                                     The Registrant and its distributor AIG Capital Services, Inc. ("ACS")
                               respectfully request, consistent with Rule 461(a) under the 1933 Act, that the
                               Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on November 5, 2014, or as soon as practicable thereafter. Depositor, Registrant and ACS are aware of their obligations under the 1933 Act.

                                     Depositor and Registrant acknowledge that:

                                  o  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
                                     Commission from taking any action with respect to the filing; and

                                  o  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                                  o  Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                                     Please contact Steven Glover at (713) 831-3633 if you have any questions or need more information.

                               Sincerely,

                               AMERICAN GENERAL LIFE INSURANCE COMPANY

                               By: MALLARY L. REZNIK
                                   -----------------
                                   Mallary L. Reznik, Vice President & Assistant Secretary

                               AIG CAPITAL SERVICES, INC.

                               By: MALLARY L. REZNIK
                                   -----------------
                                   Mallary L. Reznik, Vice President

                               cc: Jamie Lynn Walter, Senior Counsel

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